# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Netclass Technology Inc, CIK 0001927578
CUSIP: G6427C108
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 6F Building A, 1188 Wan Rong Road, Shanghai, China (F4), 200436
Date of event which requires filing of this statement: 12/12/2024
Filed by CIK 0002056395
Persons authorized to receive notices and communications: Jianbiao Dai, 6F Building A, 1188 Wan Rong Road, Shanghai, China (F4), 200436, 86-021-61806588

## Reporting persons
- Jianbiao Dai (CIK 0002056395): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 6,369,500; shared voting power 0; sole dispositive power 6,369,500; shared dispositive power 0; aggregate amount beneficially owned 6,369,500 (40.24% of the class)
  Comment: [1] Dragonsoft Holding Limited, a British Virgin Islands business company, holds 6,369,500 class A ordinary shares and 2,000,000 class B ordinary shares of the Company. Jianbiao Dai is the sole shareholder and sole director of Dragonsoft Holding Limited and is deemed the beneficial owner of the 6,369,500 class A ordinary shares and 2,000,000 class B ordinary held by Dragonsoft Holding Limited.
  
  [2] The calculation above is based on 15,830,000 class A ordinary shares issued and outstanding as of the date hereof.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares
Name of issuer: Netclass Technology Inc
Address of issuer's principal executive offices: 6F Building A, 1188 Wan Rong Road, Shanghai, China (F4), 200436

## Item 2. Identity and Background
Name of person filing: Jianbiao Dai
Residence or business address:
c/o Netclass Technologies Inc.,
6F, Building A, 1188 Wan Rong Road, Shanghai, People's Republic of China
Present principal occupation or employment: Jianbiao Dai: Chief Executive Officer, Director, and the chairman of Netclass Technologies Inc. with the principle business address of 6F, Building A, 1188 Wan Rong Road, Shanghai, People's Republic of China
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: China

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: PF. The amount of funds used in making the purchase was $1,907,092. No other form of consideration was used.

## Item 4. Purpose of Transaction
Purpose of transaction: Jianbiao Dai is the CEO, director, and chairman of the board of the issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 6,369,500; 40.24%
Number of shares as to which each person has sole or shared power to vote or dispose: 6,369,500; 40.24%
Transactions in the class effected during the past sixty days: Jianbiao Dai has not engaged in any transaction in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (SS 240.13d-101), whichever is less.
Other persons with the right to receive dividends or sale proceeds: not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Jianbiao Dai received 5,609,500 Class A ordinary shares from the issuer on January 4, 2022 (after giving effect to the reorganization completed on July 26, 2022) as founder shares, and acquired 760,000 Class A ordinary shares at $2.50 per share from the issuer on September 20, 2023.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A - Subscription Agreement by and between Dragonsoft Holding Limited and the Issuer dated September 20, 2023

## Signatures
- Jianbiao Dai: /s/ Jianbiao Dai, Jianbiao Dai (04/22/2025)